FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For April 21, 2003

BELAIR ENERGY CORPORATION

(Translation of registrant's name into English)

400, 777 - 8th Avenue S.W., Calgary, Alberta  T2P 3R5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12f3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

For Immediate Release Calgary, Alberta	Monday, April 21, 2003 (BEC - TSX)

BelAir Energy Corporation Announces Financial Results for the Fourth Quarter and the Year 2002

CALGARY, Alberta - BelAir Energy Corporation (BEC: TSX) announced its results today for the three months and the year ended December 31, 2002.

Results for the three months ended December 31, 2002 include:

  Production averaged 2,091 barrels of oil equivalent per day ("boepd", 6:1 natural gas to oil conversion ratio), a decrease of 15% over the average production of 2,452 boepd during the fourth quarter of 2001. The reduction in production resulted from the sale of non-core producing assets at the end of the second quarter.
  In the fourth quarter of 2002, average prices per barrel of oil equivalent ("boe) were $32.18 compared to $20.43 per boe in the same period of 2001. In the fourth quarter of 2002, natural gas prices averaged $5.29 per thousand cubic feet ("mcf") and oil prices averaged $34.01 per barrel resulting in an operating netback of $16.76 per boe.
  Funds from operations ("cash flow") for the fourth quarter of 2002 was $2.4 million or $0.08 per share compared to cash flow of $0.9 million or $0.05 per share for the fourth quarter of 2001.
  Net income for the three months ended December 31, 2002 was $140,289 compared to a net loss of $1.1 million for the three months ended December 31, 2001.
  Drilled 8 gross (4.3 net) wells during the quarter resulting in 4 gross (2.75 net) gas wells, 2 gross (1.0 net) oil wells and 2 gross (0.56 net) wells were abandoned, for success rate of 75% gross (87% net).

Results for the year ended December 31, 2002 include:

  For the year ended December 31, 2002, production averaged 2,559 boepd compared to 2,492 boepd in 2001.
  In 2002, average prices per boe were $24.71 compared to $34.29 per boe received in 2001. In 2002, natural gas prices averaged $3.80 per thousand cubic feet ("mcf") and oil prices averaged $32.97 per barrel resulting in an operating netback of $11.86 per boe.
  Cash flow for the year ended December 31, 2002 were $7.2 million or $0.26 per weighted average basic share compared to $13.6 million or $0.89 per share for the year ended December 31, 2002.
  Net loss after taxes for the twelve months ended December 31, 2002 was $25.1 million or $0.89 per weighted average basic share, after a ceiling test write down in the second quarter of 2002 of $23.0 million, net of a future income tax reduction of $15.4 million, compared to net income of $3.3 million or $0.21 a share in 2001.
  Drilled 18 gross (6.0 net) wells during the year resulting in 12 gross (3.7 net) gas wells, 2 gross (1.0 net) oil wells and 4 gross (1.3 net) wells were abandoned, for success rate of 78% gross (78% net).

Notes to Consolidated Financial Statements

Years ended December 31, 2002 and 2001

1.	Significant accounting policies:
(a)	Principles of consolidation:
The consolidated financial statements include the accounts of the Corporation and its wholly owned subsidiaries, BelAir Exploration Inc., BelAir Royalty Fund Ltd., Mermaid Resources (UK) Limited, Cirque Energy (UK) Limited, and a partnership, BelAir Royalty Partnership.

(b)	Capital assets:
The Corporation follows the full cost method of accounting for oil and gas operations, whereby all costs of exploring for and developing oil and gas properties and related reserves are capitalized. Capitalized costs include land acquisition costs, cost of drilling both productive and non-productive wells, and geological and geophysical expenses and related overhead.

Capitalized costs, excluding costs relating to unproven properties, are depleted using the unit-of-production method based on estimated proven reserves of oil and gas before royalties as determined by independent petroleum engineers. For purposes of the depletion calculation, natural gas reserves and production are converted to equivalent volumes of crude oil based on relative energy content of six thousand cubic feet of gas to one barrel of oil.

The Corporation applies a "ceiling test" to capitalized costs to ensure that the net costs capitalized do not exceed the estimated future net revenues from the production of its proven reserves, plus the cost of undeveloped lands, less impairment. Future net revenues are calculated at year-end prices and include an allowance for estimated future general and administrative expenses, interest expense, income taxes, and capital expenditures.

Gains or losses on the disposition of oil and gas properties are not ordinarily recognized except under circumstances which result in a change in the depletion rate of 20% or more.

Depreciation of field trucks, furniture and office equipment is provided using the straight -line method based upon estimated useful lives at rates of 10% to 35%.

(c)	Interest in joint ventures:
Substantially all of the Corporation's oil and gas exploration and development activities are conducted jointly with others and, accordingly, the financial statements reflect only the Corporation's proportionate interest in such activities.
(d)	Future site restoration and abandonment costs:
Site restoration and abandonment costs are provided for over the life of the estimated proven reserves on a unit-of-production basis. Costs are estimated each year by management in consultation with the Corporation's engineers based on current regulations, costs, technology and industry standards. The period charge is expensed and actual site restoration and abandonment expenditures are charged to the accumulated provision account as incurred.

1.	Significant accounting policies (continued):
(e)	Measurement uncertainty:
The amounts recorded for depletion, depreciation and amortization of petroleum and natural gas properties and equipment and the provision for future site restoration and abandonment costs are based on estimates. The ceiling test is based on estimates of proved reserves, production rates, oil and gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

(f)	Per share amounts:
Basic per share amounts are calculated using the weighted average number of shares outstanding during the year. Weighted average number of shares is determined by relating the portion of time within the reporting period that common shares have been outstanding to the total time in that period. Diluted per share amounts are calculated based on the treasury-stock method, which assumes that any proceeds obtained on exercise of options and warrants would be used to purchase common shares at the average market price during the period. The weighted average number of shares outstanding is then adjusted by the net change.

(g)	Flow-through shares:
The resource expenditure deductions for income tax purposes related to exploratory and development activities funded by flow-through share arrangements are renounced to investors in accordance with tax legislation. Future tax liabilities and share capital are adjusted by the estimated cost of the renounced tax deductions when the shares are issued.

(h)	Stock-based compensation plans:
The Corporation has equity incentive plans, which are described in note 5. All outstanding stock options of the Corporation have been granted to employees of the Corporation and no compensation cost has been recorded for these awards.

Effective January 1, 2002, the Corporation has prospectively adopted the new accounting policies with respect to accounting for stock options. The Corporation's stock-based compensation plans for employees do not involve the direct award of stock, or call for the settlement in cash or other assets. No compensation costs are recognized in the financial statements. Any consideration received on exercise of the stock options is credited to share capital.

1.	Significant accounting policies (continued):
(i)	Income taxes:
The Corporation uses the liability method of accounting for future income taxes. The future tax liability is calculated assuming the financial assets and liabilities will be settled at their carrying amount. This amount is compared to the tax assets and the substantively enacted tax rate is multiplied by the difference.

(j)	Foreign currency:
Monetary assets and liabilities, denominated in foreign currencies, are translated into Canadian dollars at rates of exchange in effect at the balance sheet date. Other assets and revenue and expense items are translated at rates prevailing when they were acquired or incurred. Foreign exchange gains and losses are included in income.

(k)	Financial instruments:
The Corporation has a price risk management program whereby the commodity price associated with a portion of its future production is fixed. The Corporation sells forward a portion of its future production through a combination of fixed price sale contracts with customers and commodity swap agreements with financial counterparties. The forward and futures contracts are subject to market risk from fluctuating commodity prices and exchange rates; however, gains or losses on the contracts are offset by changes in the value of the Corporation's production and recognized in income in the same period and category as the hedged item.

2.	Business acquisition:
On December 14, 2001, the Corporation acquired all of the issued and outstanding Common Shares of Tikal Energy Corp. The acquisition was accounted for using the purchase method with the results of operations being included from the date of acquisition.

3. Capital assets:

The net recoverable amount calculated under the full cost accounting guideline exceeded the net book value of petroleum and natural gas properties at December 31, 2002. At June 30, 2002, the net book value of petroleum and natural gas properties exceeded the net recoverable amount calculated under the full cost accounting guidelines. The $38.4 million write-down has been recorded as additional depletion with an offsetting future tax reduction of $15.4 million. The Corporation used June 30, 2002 prices of $3.01 per mcf for natural gas and $32.82 per barrel for crude oil. The ceiling test is a cost recovery test and is not intended to result in an estimate of fair value.

The costs of unproven lands at December 31, 2002 of $6,811,000 (2001 - $11,800,000) have been excluded from the depletion calculation.

As at December 31, 2002, the estimated future site restoration costs to be accrued over the life of the remaining proved reserves are $4,074,000 (2001 - $4,800,000).

During 2002, the Corporation capitalized $573,000 (2001 - $260,000) in overhead-related costs directly related to petroleum and natural gas properties.

4. Bank loan:

The Corporation has available the following credit facilities with a chartered bank:

The Corporation has a borrowing base determined financing commitment of $25 million with a chartered bank comprised of a revolving demand production loan in the amount of $20 million and a bridge demand loan in the amount of $5 million. Based on the demand nature of this facility, the Corporation's debt has been classified as a current obligation. The revolving demand production facility bears interest at the bank prime rate plus 1.50%. The bridge demand facility bears an interest rate of bank prime plus 2%. The bridge demand facility will be repaid from the proceeds of the corporate sale, non-core asset sales, subordinated debenture financing or any new equity raised. In the event of a reduction in the borrowing base, the amount outstanding in excess of the revised borrowing base will be cancelled and the Corporation will have 90 days to repay the outstanding principal in an amount at least equal to the excess and failure to remedy the situation to the bank's satisfaction during this period will entitle the bank to demand repayments.

At December 31, 2002, in the normal course of business, BelAir has issued letters of credit to industry partners or trade suppliers in the amount of $266,500 (2001 - $7,500). These letters of credit reduce the amount of available line that can be drawn under our revolving demand production loan.

The loans are secured by a general assignment of book debts and a $50,000,000 first floating charge debenture on all assets and a general securities agreement. The Corporation is required to meet certain financial and engineering reporting requirements. The loans are subject to a~~n~~ review on or before June 30, 2003.

5.	Capital stock:
	(a)	Authorized: Unlimited number of voting Common Shares Unlimited number of non-voting First Preferred Shares, issuable in series
	(b)	Common Shares issued:

(c)	Flow-through shares and warrants:
In September 2002 the Corporation issued 2,750,000 units for proceeds of $2,750,000. Each unit consisted of one common share and one half warrant. The warrants are exercisable at a price of $1.15 per warrant and expire on September 20, 2003.

In September 2002 the Corporation also issued 2,750,000 flow-through shares for proceeds before issue costs of $2,750,000. The future tax adjustment relating to het flow-through shares of $1,171,500 has been recorded to future tax liability. The Corporation has a commitment to expend $2,750,000 of income tax attributes associated with oil and gas exploratory and development activities by December 31, 2003.

5.	Capital stock (continued):
(c)	Flow-through shares and warrants (continued):
In November 2001 the Corporation issued 1,666,667 shares for proceeds, before issue costs, of $5,000,000. The future tax adjustment of the flow-through shares of $2,130,000 has been recorded to future tax liability.

In December 2000 the Corporation issued 734,000 units for proceeds of $4,404,000. Each unit consisted of two flow-through shares and one warrant. 32,000 warrants were exercised for $97,200 and the remaining warrants have expired. 16,000 units consisting of 2 flow-through shares and 1 option were also issued for proceeds of $96,000. These options expired on December 22, 2001. The future tax adjustment relating to the flow-through shares of $1,980,000 has been recorded to future tax liability.
(d)	BelAir stock option plan:
The Corporation has a fixed stock option plan in which the Corporation may grant options to its employees for up to 3,000,000 shares of common stock. During the year ended December 31, 2002 the Corporation granted 604,500 options to employees and directors. Under this plan, the exercise price of each option equals the market price of the Corporation's stock on the date of grant and an option's maximum term is ten years. Options are granted periodically throughout the year. The Corporation's directors and officers' options' vest immediately and employees' vest one-third a year for three years.

               Changes in the number of options, with their weighted average exercise price, are summarized below:

5.	Capital stock (continued):
	(d)	BelAir stock option plan (continued): The following table summarizes information about the fixed stock options outstanding at December 31, 2002:

(e)	BelAir/Tikal stock option plan:
As a result of the acquisition of Tikal Energy Corp., BelAir received approval from the Toronto Stock Exchange to exchange options held by Tikal employees, officers, directors and contractors for a new BelAir/Tikal option plan. Under this plan, upon exercise of an option, holders of Tikal options are entitled to receive 0.4 of a BelAir share. During the year, of the 845,844 options outstanding, 48,779 options were exercised at a weighted average price of $2.00 and 797,065 options expired which had a weighted average exercise price of $3.12.

(f)	Per share amounts:
Per share amounts have been calculated on the weighted average number of shares outstanding. The weighted average shares outstanding for the year ended December 31, 2002 was 28,133,519 (2001 - 15,379,332).

In computing diluted earnings per share, 53,494 shares were added to the weighted average number of common shares outstanding during the year ended December 31, 2002 (2001 -445,895) for the dilutive effect of employee stock options and warrants.

5.	Capital stock (continued):
(g)	Pro-forma disclosure:
The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 2002: zero dividend yield; expected volatility of 67%; risk-free rate of 5.3%; and expected life of 10 years. The weighted average fair value of stock options granted during the year was $0.79 per option.

Had the Corporation accounted for employee stock options granted since January 1, 2002 using the fair value based method, the Corporation's pro forma net loss and loss per share would have resulted in $25,393,510 net loss and a basic and diluted loss per share of $0.90 per share. These pro forma earnings reflect compensation cost amortized over the options vesting period.

6.	Income taxes:
(a)	Income tax provision:
The provision for income taxes in the financial statements differs from the result, which would have been obtained by applying the combined federal and provincial tax rate to the Corporation's earnings before income taxes. This difference results from the following items:

Cash taxes paid during the year were $191,000 (2001 - $43,000).

6.	Income taxes (continued):
	(b)	Future tax liability: The components of the Corporation's future income tax liability are as follows:

The Corporation has available losses of $7,900,000, which expire from time to time up to 2009.

As at December 31, 2002, the Corporation has a commitment to expend $2,750,000 of income tax attributes associated with oil and gas exploratory and development activities by December 31, 2003.

7.	Commitments:
The Corporation has firm processing arrangements for natural gas in North East British Columbia for 10,000 mcf/day at a processing fee averaging $0.52/mcf, expiring in October 2004 and 5,000 mcf/day at a processing fee averaging $0.38/mcf, expiring in October 2007.

The minimum rentals payable under long-term office leases and office equipment, exclusive of certain operating costs, for which the Corporation is responsible, are as follows:

8.	Financial instruments:
	(a)	Commodity price risk management: At December 31, 2002, the Corporation had fixed the price applicable to future production as follows:

The estimated fair value of these contracts based on amounts the Corporation would pay if the contracts were terminated at December 31, 2002 is $826,000.
(b)	Foreign currency exchange risk: The Corporation is exposed to foreign currency fluctuations as crude oil and natural gas prices received are referenced to U.S. dollar denominated prices.
(c)	Credit risk:
A substantial portion of the Corporation's accounts receivable are with customers and joint venture partners in the oil and gas industry and are subject to normal industry credit risks. Purchasers of the Corporation's natural gas, crude oil and natural gas liquids are subject to an internal credit review to minimize the risk of non-payment.

(d)	Fair value of financial instruments:
The carrying amounts of financial instruments included on the balance sheet, other than long-term debt, approximate their fair value due to their short-term maturity. The long-term debt have carrying values that approximate fair value due to the cost of borrowing floating at December 31, 2002 and 2001.

9.	Subsequent event:
The Corporation has entered into a process to explore strategic alternatives designed to maximize shareholder value. These alternatives may include the sale of the Corporation, a merger, conversion, reorganization or such other alternatives that may be considered to be in the best interest of the shareholder.

Based in Calgary, BelAir is involved in the exploration and exploitation of petroleum reserves in Western Canada. BelAir is listed on The Toronto Stock Exchange and trades under the symbol "BEC".

For additional information on BelAir Energy Corporation, please contact:
Vic Luhowy	Ken MacRitchie
President and Chief Executive Officer	Vice President and Chief Financial Officer
Tel:(403) 265-1411	(403) 265-1411
Fax:(403) 265-7571	(403) 263-8119
E-mail: vluhowy@belairenergy.com	kmacritchie@belairenergy.com

Website: www.belairenergy.com

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This news release may contain forward-looking information. Actual future results may differ materially from those contemplated. The risks, uncertainties, and other factors that could influence actual results are described in documents filed with regulatory authorities.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BELAIR ENERGY CORPORATION
(Registrant)

By:	S/ Ross O. Drysdale
(Signature)

Ross O. Drysdale, Corporate Secretary
(Insert name, insert position)

Date:	April 21, 2003